THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 17, 2002

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MAY 17, 2002)

                     $

                           GATX FINANCIAL CORPORATION
                             % SENIOR NOTES DUE 20
                               ------------------

     The notes will bear interest at the rate of   % per year. Interest on the
notes is payable on           and           of each year, beginning on
          , 2002. The notes will mature on           . We may redeem some or all
of the notes at any time prior to maturity. The redemption prices are discussed under the caption "Description of Notes -- Optional Redemption."

     The notes will be senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness.

                               ------------------

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SENIOR NOTE    TOTAL
                                                              ---------------   --------
Public Offering Price.......................................             %      $
Underwriting Discount.......................................             %      $
Proceeds to GATX Financial (before expenses)................             %      $

     Interest on the notes will accrue from           , 2002 to date of
delivery.

                               ------------------

     The underwriters expect to deliver the notes to purchasers on or about
          , 2002.

                               ------------------

              Sole Book-Running Manager                                      Joint Lead Manager
                SALOMON SMITH BARNEY                                      DEUTSCHE BANK SECURITIES

                               ------------------

CREDIT LYONNAIS SECURITIES (USA) INC.                 U.S. BANCORP PIPER JAFFRAY

          , 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
GATX Financial..............................................   S-1
Risk Factors................................................   S-3
Use of Proceeds.............................................   S-5
Capitalization..............................................   S-5
Selected Financial Data.....................................   S-6
Description of Notes........................................   S-8
Concerning the Trustee......................................  S-12
Underwriting................................................  S-13
Legal Opinions..............................................  S-14
       PROSPECTUS
About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Information Incorporated By Reference.......................     3
Disclosure Regarding Forward-Looking Statements.............     3
GATX Financial..............................................     4
Risk Factors................................................     5
Use of Proceeds.............................................     5
Ratio of Earnings to Fixed Charges..........................     5
Description of Debt Securities..............................     5
Concerning the Trustee......................................    11
Plan of Distribution........................................    11
Legal Opinions..............................................    12
Experts.....................................................    12

     Unless the context indicates otherwise, the words "GATX Financial," "we," "our," "ours" and "us" refer to GATX Financial Corporation and its consolidated subsidiaries.

                                 GATX FINANCIAL

     We are a wholly-owned subsidiary of GATX Corporation ("GATX") headquartered in Chicago, Illinois. In August 2001, GATX completed a realignment of the legal structure of its subsidiary companies, merging GATX Rail Corporation into GATX Capital Corporation and renaming the surviving entity "GATX Financial Corporation." We provide our services and products through two operating segments: GATX Capital and GATX Rail. Through these businesses, we combine asset knowledge and services, structuring expertise, partnering and risk capital to serve customers and partners worldwide. We specialize in railcar and locomotive leasing, aircraft leasing, information technology leasing, venture leasing and finance, and the leasing and portfolio management of other large ticket assets.

GATX CAPITAL

     GATX Capital is headquartered in San Francisco, California and provides financing for equipment and other capital assets on a worldwide basis. These financings, which are held within GATX Capital's own portfolio and through partnerships with co-investors, are structured as leases and secured loans, and frequently include interests in an asset's residual value and warrants of non-public companies. GATX Capital also generates fee-based income through transaction structuring and portfolio management services. Fees are earned at the time a transaction is completed, an asset is remarketed, and/or on an ongoing basis in the case of portfolio management activities.

     GATX Capital consists of the following four business units:

     - Air, which primarily leases newer, narrow-body aircraft used by commercial airlines throughout the world;

     - Technology, which provides lease financing and asset management services related to information technology equipment, primarily to Fortune 1000 companies, including companies within the professional services, healthcare, industrial and food industries;

     - Venture Finance, which provides secured loan and lease financing to early-stage, venture-backed companies; and

     - Specialty Finance, which acts as an investor, arranger and manager of financing services involving a variety of asset types and industries. Specialty Finance also manages $1.1 billion of assets for third-party clients.

     GATX Capital primarily competes with captive leasing companies, leasing subsidiaries of commercial banks, independent leasing companies, lease brokers, investment bankers and financing arms of equipment manufacturers. In addition to its San Francisco home office, GATX Capital has 5 domestic and 7 foreign offices.

GATX RAIL

     GATX Rail ("Rail") is headquartered in Chicago, Illinois and is principally engaged in leasing rail equipment, including tank cars, freight cars and locomotives. Rail provides both full service leases and net leases. Under a net lease, the lessee is responsible for maintenance, insurance and taxes. Under its full service leases, Rail maintains and services its railcars, pays ad valorem taxes, and provides many ancillary services. As of December 31, 2001, Rail owned, or had an interest in, approximately 164,000 railcars worldwide. As of December 31, 2001, Rail owned or had an interest in approximately 129,000 railcars in North America, comprised of 71,000 tank cars and 58,000 specialized freight cars. In May 2002, Rail completed the purchase of 2,700 railcars in Mexico.

     Rail owns 100% of Dyrekcja Eksploatacji Cystern ("DEC"). DEC's assets include 11,000 tank cars and a railcar maintenance network. Rail also has an interest in two other European railcar fleets through its investments in affiliated companies. Rail owns a 49.5% interest in KVG Kesselwagen Vermietgesellschaft mbH, a German- and Austrian-based tank car leasing company with approximately 8,000 cars, and a 37.5% interest in AAE Cargo, a freight car lessor headquartered in Switzerland, with approximately 15,000 cars. Additionally, Rail has an interest in 1,300 other railcars.

     Rail typically leases new tank cars and specialty freight cars to its customers for terms of approximately four years. Renewals, or extensions of existing leases, are typically for periods ranging from less than a year to seven years with an average lease term of three years. In North America, Rail purchases most of its new railcars from a limited number of manufacturers, including Trinity Industries, Inc. and American Railcar Industries. Rail operates a network of major service centers in North America and Europe. Rail supplements these major service centers with smaller service centers and a fleet of service trucks. Additionally, Rail utilizes independent third-party repair facilities.

     The North American full-service tank car and freight car leasing industry is comprised of Rail, Union Tank Car Company, General Electric Railcar Services Corporation, and various financial institutions. Principal competitive factors include price, service and availability.

                                  RISK FACTORS

     An investment in the notes involves a number of risks. You should consider carefully the following information about these risks, together with the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before buying the notes. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our securities could decline, and you might lose all or part of your investment.

RECENT TERRORIST ATTACKS OR RESPONSE TO SUCH ATTACKS COULD ADVERSELY AFFECT OUR BUSINESS.

     The effects that the terrorist attacks on September 11, 2001, or future events arising as a result of these terrorist attacks, including military or police activities in the United States or abroad, future terrorist activities or threats of such activities, political unrest and instability, riots and protests, could have on the U.S. economy, global financial markets and our business cannot presently be determined with any accuracy. The effects may include, among other things, a permanent decrease in demand for air travel, consolidation in the airline industry, lower utilization of new and existing aircraft, lower aircraft rental rates, impairment of air portfolio assets and fewer available partners for joint ventures. Depending upon the severity, scope and duration of these effects, the impact on our financial position, results of operations, and cash flows could be material.

WE MAY NOT BE ABLE TO SECURE ADEQUATE FINANCING TO FUND OUR OPERATIONS OR CONTRACTUAL COMMITMENTS.

     We utilize uncommitted money market lines, commercial paper borrowings, unsecured debt and secured debt to fund our operations and contractual commitments. Since September 11, 2001, the borrowing spreads over treasury securities of our unsecured debt have significantly increased. As a result of recent rating agency downgrades of our long-term and short-term debt ratings, we could incur increased borrowing costs and have greater difficultly accessing the public and private markets for both secured and unsecured debt. The recent rating agency downgrades have caused us to experience greater difficulty in accessing the commercial paper market. If these events or further deterioration in the capital markets prevent us from accessing these funding sources, our other sources of funds, including our bank facilities and cash flow from operations and portfolio proceeds, may not provide adequate liquidity to fund our operations and contractual commitments.

COMPETITION COULD RESULT IN DECREASED INVESTMENT INCOME AND INCREASED RISK OF CREDIT LOSSES.

     We are subject to competition in our aircraft, rail and technology leasing markets. In many cases, the competitors are larger, higher-rated entities that have greater financial resources and access to lower cost capital than we do. These factors permit many competitors to provide financing at lower rates than we can.

OUR CORE BUSINESSES ARE RELIANT UPON OUR CUSTOMERS CONTINUING TO LEASE ASSETS.

     Our core businesses are reliant upon our customers continuing to lease rather than purchase assets. There are a number of items that factor into a customer's decision to lease or purchase assets, such as tax considerations, balance sheet considerations, and operational flexibility. We have no control over these external considerations and changes in these factors could negatively impact demand for our leasing products.

IT IS DIFFICULT TO PREDICT WHETHER INFLATION WILL CONTINUE TO HAVE A POSITIVE IMPACT ON OUR FINANCIAL RESULTS.

     Inflation in railcar rental rates as well as inflation in residual values for air and rail equipment have historically benefited our financial results. Positive effects of inflation are unpredictable as to timing and duration depending on market conditions and economic factors.

OUR ASSETS MAY BECOME OBSOLETE.

     Our core assets may be subject to functional or economic obsolescence. Although we believe we are adept at managing obsolescence risk, there is no guarantee that changes in various market fundamentals will not cause unexpected asset obsolescence in the future.

OUR ALLOWANCE FOR POSSIBLE LOSSES MAY BE INADEQUATE TO PROTECT AGAINST LOSSES.

     Our allowance for possible losses may be inadequate if unexpected adverse changes in the economy occur or discrete events adversely affect specific customers, industries or markets. If the allowance for possible losses is insufficient to cover losses in the receivables portfolio, then our future financial position or results of operations could be negatively impacted.

WE MAY NOT BE ABLE TO PROCURE INSURANCE ON A COST-EFFECTIVE BASIS IN THE FUTURE.

     The ability to insure our rail and aircraft assets is an important aspect of our ability to manage risk in our core businesses. There is no guarantee that such insurance will be available on a cost-effective basis consistently in the future.

WE ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL REGULATIONS AND OUR COSTS OF REMEDIATION MAY BE MATERIALLY GREATER THAN THE REMEDIATION COSTS WE HAVE ESTIMATED.

     We are subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. We routinely assess our environmental exposure, including obligations and commitments for remediation of contaminated sites and assessments of ranges and probabilities of recoveries from other responsible parties. Because of the regulatory complexities and risk of unidentified contaminants on our properties, the potential exists for remediation costs to be materially different from the costs we have estimated.

WE HAVE BEEN, AND MAY IN THE FUTURE BE, INVOLVED IN VARIOUS TYPES OF LITIGATION.

     We have from time to time been, and may in the future be, named as a defendant in litigation involving personal injury, property damage and damage to the environment arising out of incidents in which our railcars have been, and may be, involved.

OUR FAILURE TO COMPLY WITH THE REGULATIONS OF FEDERAL AND STATE AGENCIES COULD NEGATIVELY AFFECT OUR PROFITABILITY.

     Our air and rail operations are subject to the jurisdiction of a number of federal agencies, including the Department of Transportation. State agencies regulate some aspects of rail operations with respect to health and safety matters not otherwise preempted by federal law. Our failure to comply with the requirements and regulations of these agencies could negatively affect our operations and consequently our profitability.

THE MARKET FOR THE NOTES IS NOT ACTIVE.

     There is no active trading market for the notes. There can be no assurance that an active market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the notes offered by this
prospectus supplement are estimated to be $     million. We intend to use the
proceeds for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2002 (1) on a historical basis and (2) as adjusted to give effect to this offering and the application of the proceeds as contemplated, as if this offering had occurred on March 31, 2002. You should read the as adjusted capitalization data set forth in the table below in conjunction with "Use of Proceeds" and our consolidated financial statements and the accompanying notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                  MARCH 31, 2002
                                                              ----------------------
                                                                             AS
                                                               ACTUAL    ADJUSTED(1)
                                                              --------   -----------
                                                                  (IN MILLIONS)
Cash and Cash Equivalents...................................  $  184.9    $  383.4
Restricted Cash.............................................     123.3       123.3
                                                              --------    --------
     Total cash.............................................  $  308.2    $  506.7
                                                              ========    ========
Debt:
  Short-term................................................  $   85.5    $   85.5
  Long-term:
     Recourse...............................................   2,934.3     2,934.3
     Nonrecourse............................................     689.9       689.9
     Capital Lease Obligations..............................      73.3        73.3
     Notes offered hereby...................................        --
                                                              --------    --------
       Total long term debt.................................   3,697.5
                                                              --------    --------
     Total debt.............................................   3,783.0
Shareholder Equity:
  Preferred Stock...........................................     125.0       125.0
  Common Stock..............................................       1.0         1.0
  Additional Capital........................................     492.9       492.9
  Reinvested Earnings.......................................     937.1       937.1
  Accumulated other comprehensive loss......................     (71.9)      (71.9)
                                                              --------    --------
     Total shareholders' equity.............................   1,484.1     1,484.1
                                                              --------    --------
     Total capitalization...................................  $5,267.1    $
                                                              ========    ========

---------------

     (1) Assumes net proceeds after expenses of $       million.

                            SELECTED FINANCIAL DATA

     The following table sets forth our selected financial data. Our Income Statement data for the years ended December 31, 2001, 2000 and 1999 and our Balance Sheet data as of December 31, 2001 and 2000 have been derived from our audited consolidated financial statements. Our Income Statement data for the years ended December 31, 1998 and 1997 and our Balance Sheet data as of December 31, 1999, 1998 and 1997 have been derived from the audited consolidated financial statements of GATX Rail Corporation and GATX Capital Corporation. Our Income Statement data for the three months ended March 31, 2002 and 2001 and our Balance Sheet data as of March 31, 2002 and 2001 have been derived from our unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring items, which are necessary to present a fair statement of the results of the interim periods. You should read the following financial information along with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                               THREE MONTHS
                                                   ENDED
                                                 MARCH 31,                      YEAR ENDED DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              2002       2001       2001       2000       1999       1998       1997
                                            --------   --------   --------   --------   --------   --------   --------
                                                                          (IN MILLIONS)
Income Statement Data:
Gross Income:
  Revenues................................  $  307.5   $  361.2   $1,437.8   $1,248.2   $1,074.0   $  977.2   $  898.2
  Gain on extinguishment of debt..........      13.9         --         --         --         --         --         --
  Share of affiliates' earnings...........      18.0       14.5       32.8       78.0       63.6       48.5       28.9
                                            --------   --------   --------   --------   --------   --------   --------
    Total gross income....................     339.4      375.7    1,470.6    1,326.2    1,137.6    1,025.7      927.1
Ownership costs:
  Depreciation and amortization...........      92.1      101.8      407.3      324.7      244.4      200.0      179.7
  Interest, net...........................      52.8       62.3      244.5      238.8      173.3      169.4      155.2
  Operating lease expense.................      44.1       47.1      191.4      175.3      150.0      131.4      121.3
                                            --------   --------   --------   --------   --------   --------   --------
    Total ownership costs.................     189.0      211.2      843.2      738.8      567.7      500.8      456.2
Other costs and expenses:
  Operating expenses......................      43.6       61.1      181.3      127.0      133.9      133.8      137.6
  Selling, general and administrative.....      40.3       53.5      205.9      182.7      168.1      130.6      114.8
  Provision for possible losses...........      17.7       21.3       98.4       17.7       11.0       11.0       11.0
  Asset impairment charges................       2.6         --       85.2        5.0         --         --         --
  Provision (reversal) for litigation
    charges...............................        --         --      (13.1)     160.5         --         --         --
  Reduction in workforce charges..........        --         --       10.9         --         --         --         --
  Fair value adjustments for
    derivatives...........................       1.3        1.1        0.5         --         --         --         --
                                            --------   --------   --------   --------   --------   --------   --------
    Total other cost and expenses.........     105.5      137.0      569.1      492.9      313.0      275.4      263.4
Income from continuing operations before
  income taxes............................      44.9       27.5       58.3       94.5      256.9      249.5      207.5
Income Taxes..............................      16.7       11.4       14.2       34.9      100.3       98.9       79.7
Income from continuing operations.........      28.2       16.1       44.1       59.6      156.6      150.6      127.8
Discontinued operations:
  Operating results, net of taxes.........        --        3.1        2.7       37.1       21.0        6.9     (116.1)
  Gain on sale of portion of segment, net
    of taxes..............................       6.2      171.4      173.9         --        1.1         --         --
                                            --------   --------   --------   --------   --------   --------   --------
    Total discontinued operations.........       6.2      174.5      176.6       37.1       22.1        6.9     (116.1)
Net income................................      34.4      190.6      220.7       96.7      178.7      157.5       11.7
Reinvested earnings at beginning of
  year....................................     910.6      762.5      762.5      717.7      638.3      557.5      615.3
Dividends paid to stockholder.............      (7.9)     (58.0)     (72.6)     (51.9)     (99.3)     (76.7)     (69.5)
                                            --------   --------   --------   --------   --------   --------   --------
  Reinvested earnings at end of period....  $  937.1   $  895.1   $  910.6   $  762.5   $  717.7   $  638.3   $  557.5

                                               THREE MONTHS
                                                   ENDED
                                                 MARCH 31,                      YEAR ENDED DECEMBER 31,
                                            -------------------   ----------------------------------------------------
                                              2002       2001       2001       2000       1999       1998       1997
                                            --------   --------   --------   --------   --------   --------   --------
                                                                          (IN MILLIONS)
Balance Sheet Data:
Total assets (net of discontinued
  operations).............................  $6,201.7   $6,889.5   $6,388.0   $5,952.5   $5,039.1   $4,121.8   $4,097.3
Total debt financing (including
  nonrecourse obligations)................   3,783.0    4,271.3    4,037.0    4,224.6    3,570.2    2,832.5    2,897.2
Nonrecourse obligations...................     689.9      689.9      728.2      494.2      418.8      401.9      353.1
Total liabilities and deferred items......   4,717.6    5,634.5    4,972.5    5,311.2    4,447.1    3,627.6    3,652.5
Stockholder's equity......................   1,484.1    1,414.6    1,415.5    1,252.1    1,208.5    1,095.7    1,029.0
Selected Financial Ratios:
Ratio of earnings to fixed charges(1).....     1.40x      1.18x      1.07x      1.13x      1.93x      2.04x      2.04x

---------------

(1) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less share of affiliates' earnings, net of distributions received (excluding discontinued operations).

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the notes offered by this prospectus supplement augments, and to the extent inconsistent replaces, the description of the general terms and provisions of the debt securities under "Description of Debt Securities" in the accompanying prospectus.

GENERAL

     The notes will be senior securities as described in the accompanying prospectus. We will issue the notes under an indenture dated as of July 31, 1989, as supplemented and amended by supplemental indentures dated as of December 18, 1991, January 2, 1996 and October 14, 1997 (together, the "Indenture") between us and JPMorgan Chase Bank, as Trustee. The Indenture does not limit the amount of additional unsecured indebtedness ranking equally and ratably with the notes that we may incur. We may, from time to time, without the consent of the holders of the notes, issue notes under the Indenture in
addition, and with identical terms, to the $          million aggregate
principal amount of the notes offered by this prospectus supplement. The statements in this prospectus supplement concerning the notes and the Indenture are not complete and you should refer to the provisions in the Indenture which are controlling. Whenever we refer to provisions of the Indenture, those provisions are incorporated in this prospectus supplement by reference as a part of the statements we are making, and the statements are qualified in their entirety by these references.

MATURITY

     The notes will mature on           , 20  .

INTEREST

     The notes will bear interest at the rate of   % per year. Interest will
accrue from           , 2002 or from the most recent date to which interest has
been paid or provided for. We will pay interest on           and           of
each year to the person in whose name the note is registered at the close of
business on the preceding           or           , except that the interest
payable on the maturity date, or, if applicable, upon redemption, will be payable to the person to whom the principal on the note is payable. We will make
the first payment on           , 2002.

     Interest on the notes will be computed on the basis of a 360 day year of twelve 30 day months. Payments of interest and principal will be made in United States Dollars.

RANKING

     The notes will be senior obligations of our company and will rank equally with all of our other unsecured senior indebtedness.

DENOMINATIONS

     The authorized denominations of the notes will be $1,000 or any amount in excess of $1,000 which is an integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charges that may be imposed in connection with the transaction.

OPTIONAL REDEMPTION

     The notes will be redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of

     - 100% of the principal amount of the notes to be redeemed or

     - the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of
       twelve 30-day months) at the Adjusted Treasury Rate plus           basis
       points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

     "Business Day" means any day other than a Saturday or Sunday and other than a day on which banking institutions in Chicago, Illinois, or New York, New York, are authorized or obligated by law or executive order to close.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Comparable Treasury Price" means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for that redemption date.

     "Quotation Agent" means one of the Reference Treasury Dealer appointed by us.

     "Reference Treasury Dealer" means each of Salomon Smith Barney Inc. and Deutsche Bank Securities Inc. and their respective successors; provided, however, that if any of the foregoing or their successors shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute for it another nationally recognized investment bank that is a Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     We will mail notice of a redemption to holders of notes by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The notes are not subject to defeasance or covenant defeasance.

REGISTRATION, TRANSFER AND EXCHANGE

     We appointed the trustee as securities registrar for the purpose of registering the notes and transfers and exchanges of the notes and, subject to the terms of the Indenture, the notes may be presented for registration of transfer and exchange at the offices of the trustee.

BOOK-ENTRY; DELIVERY AND FORM

  GLOBAL NOTES

     We will issue each note in fully registered form without coupons and each note will be represented by a global note (a "Global Note") registered in the name of a nominee of the depositary. Except as set forth in this prospectus supplement, notes will be issuable only in global form. Upon issuance, all notes will be represented by one or more fully registered Global Notes. Each Global Note will be deposited with, or on behalf of, the depositary and registered in the name of the depositary or its nominee. Your beneficial interest in a note will be shown on, and transfers of beneficial interests will be effected only through, records maintained by the depositary or its participants. Payments of principal of, premium, if any, and interest, if any, on, notes represented by a Global Note will be made by us or our paying agent to the depositary or its nominee. The Depository Trust Company ("DTC") will be the initial depositary.

  THE DEPOSITARY

     DTC will be the initial depositary with respect to the notes. DTC has advised us and the underwriters that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Securities and Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

     DTC's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom, and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

  OWNERSHIP OF GLOBAL NOTES

     When we issue the notes represented by a Global Note, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the principal amounts of the notes represented by the Global Note beneficially owned by the participants. The accounts to be credited will be designated by the underwriters of those notes. Ownership of beneficial interests in a Global Note will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in notes represented by a Global Note will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in notes represented by a Global Note or Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary, or by participants in the depositary or persons that may hold interests through participants. The laws of some states require that purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a Global Note.

     So long as the depositary for a Global Note, or its nominee, is the registered owner of the Global Note, the depositary or its nominee will be considered the sole owner or holder of the notes represented by a Global Note for all purposes under the Indenture. Except as provided below, you, as the owner of beneficial interests in notes represented by a Global Note or Global Notes (a) will not be entitled to register the notes represented by a Global
Note in your name, (b) will not receive or be entitled to receive physical delivery of notes in definitive form and (c) will not be considered the owner or holder of the notes under the Indenture.

     Accordingly, you must rely on the procedures of the depositary or on the procedures of the participant through which you own your interest, to exercise any rights of a holder under the Indenture or a Global Note. We understand that under existing policy of the depositary and industry practices, if (a) we request any action of holders, or (b) you desire to give notice or take action which a holder is entitled to under the Indenture or a Global Note, the depositary would authorize the participants holding the beneficial interests to give the notice or take the action.

     If you are a beneficial owner that is not a participant, you must rely on the contractual arrangements you have directly, or indirectly through your financial intermediary, with a participant to give notice or take action.

     To facilitate subsequent transfers, all Global Notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the book-entry notes; DTC's records reflect only the identity of the direct participants to whose accounts the book-entry notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Neither DTC nor Cede & Co. will consent or vote with respect to book-entry notes. Under its usual procedures, DTC will mail an "Omnibus Proxy" to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the book-entry notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     A beneficial owner shall give notice to elect to have its book-entry notes purchased or tendered, through its participant, to the paying agent, and shall effect delivery of such book-entry notes by causing the direct participant to transfer the participant's interest in the book-entry notes, on the depositary's records, to the paying agent. The requirement for physical delivery of book-entry notes in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the book-entry notes are transferred by a direct participant on the depositary's records.

  PAYMENTS

     We will make payments of principal of, premium, if any, and interest, if any, on, the notes represented by a Global Note through the trustee to the depositary or its nominee, as the registered owner of a Global Note. Neither we, the trustee, any paying agent or any other of our agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. We expect that the depositary, upon receipt of any payments, will immediately credit the accounts of the related participants with payments in amounts proportionate to their beneficial interest in the Global Note. We also expect that payments by participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices and will be the responsibility of the participants.

  CERTIFICATED NOTES

     If DTC or any other designated replacement depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 calendar days, we will issue certificated notes in exchange for all the Global Notes. Also, we may at any time and in our sole discretion determine not to have the notes represented by the Global Note and, in that event, will issue certificated notes in exchange for all the Global Notes. In either instance, you, as an owner of a beneficial interest in a Global Note, will be entitled to have certificated notes equal in principal amount to the beneficial interest registered in your name and will be entitled to physical delivery of the certificated notes. The certificated notes will be registered in the name or names as the depositary shall instruct the Trustee. These instructions may be based upon directions received by the depositary from participants with respect to beneficial interests in the Global Notes. The certificated notes will be issued in denominations of $1,000 or any amount in excess of $1,000 which is an integral multiple of $1,000 and will be issued in registered form only, without coupons. No service charge will be made for any transfer or exchange of certificated notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge.

                             CONCERNING THE TRUSTEE

     JPMorgan Chase Bank is the trustee and the paying agent under the Indenture and is a party to existing credit agreements with us.

                                  UNDERWRITING

     Salomon Smith Barney Inc. is acting as sole book-running manager of the offering and, together with Deutsche Bank Securities Inc., as representative of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                                              PRINCIPAL AMOUNT
                                                              OF SENIOR NOTES
UNDERWRITER                                                   ----------------
Salomon Smith Barney Inc. ..................................    $
Deutsche Bank Securities Inc. ..............................
Credit Lyonnais Securities (USA) Inc. ......................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                                ------------
          Total.............................................    $
                                                                ============

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a
concession not to exceed   % of the principal amount of the notes. The
underwriters may allow, and dealers may reallow a concession not to exceed   %
of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                              PAID BY GATX FINANCIAL
                                                              ----------------------
Per note....................................................                %

     In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $     .

     The underwriters have performed investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business. Affiliates of certain of the underwriters are lenders under our bank credit facilities.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL OPINIONS

     The validity of the notes offered in this prospectus supplement will be passed upon for GATX Financial by Ronald J. Ciancio, Esq., Vice President and General Counsel of GATX Corporation. Certain legal matters relating to the notes will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois.

                                   PROSPECTUS

                            ------------------------
                              U.S. $1,015,000,000
                            ------------------------

                           GATX FINANCIAL CORPORATION

                                DEBT SECURITIES

     We may offer to sell up to U.S. $1,015,000,000 of our debt securities in one or more offerings. In this prospectus, we describe generally the terms of these debt securities, which will consist of senior securities and subordinated securities. We will describe the specific terms of the debt securities that we offer in a supplement or supplements to this prospectus at the time of each offering. If any offering involves underwriters, dealers or agents, we will describe our arrangements with them in the prospectus supplement and if applicable, pricing supplements, that relate to that offering.

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is May 17, 2002

     You should rely only on the information incorporated by reference or contained in this prospectus and any applicable prospectus supplement and pricing supplement, if any. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, our debt securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or the applicable prospectus supplement and pricing supplement, if any, is accurate only as of the date on the front of those documents, regardless of the time of delivery of this prospectus or the applicable prospectus supplement and pricing supplement, if any, or of any sale of our debt securities.

     Unless the context indicates otherwise, the words "GATX Financial," "we," "us," "our" and "ours" refer to GATX Financial Corporation and its consolidated subsidiaries.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,015,000,000. We provide information to you about these securities in three documents that progressively provide more detail:

          1. This prospectus, which contains general information that may or may not apply to each offering of securities.

          2. The applicable prospectus supplement, which will contain more specific information than this prospectus and may also add, update or change information contained in this prospectus. To the extent information differs from this prospectus, you should rely on the different information in the applicable prospectus supplement.

          3. The pricing supplement, if applicable, will provide final details about a specific offering and the terms of the offered securities, including their price. To the extent information differs from this prospectus or the prospectus supplement, you should rely on the different information in the pricing supplement.

     You should read both this prospectus and any prospectus supplement or pricing supplement together with any additional information described under the heading "Where You Can Find More Information" below to learn more about us and the securities offered.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the debt securities that we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the securities offered by this prospectus, reference is made to the registration statement of which this prospectus forms a part and the exhibits and any schedules filed with the registration statement of which this prospectus forms a part. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement, at the SEC's Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. For further information on the operation of the Public Reference Room, you may call the

SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information in documents that we file after the date of this prospectus and before the termination of the offering contemplated by this prospectus will automatically update and supersede information in this prospectus.

     The following documents, which are on file with the SEC, are incorporated by reference in and made a part of this prospectus:

          (a) our Annual Report on Form 10-K for the year ended December 31, 2001; and

          (b) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

     We also incorporate by reference any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities or otherwise terminate the offering of securities offered by this prospectus.

     We will provide without charge, upon written or oral request, to each person to whom this prospectus is delivered, a copy of any or all of the documents described above which have been or may be incorporated by reference in this prospectus but not delivered with this prospectus. Such request should be directed to:

       Ronald J. Ciancio, Esq.
        Vice President and General Counsel
        GATX Corporation
        500 West Monroe Street
        Chicago, Illinois 60603
        (312) 621-6200

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Many of these risks and uncertainties may be described with particularity in the applicable prospectus supplement or the documents incorporated by reference in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus or the prospectus supplement containing such forward-looking statements. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or the applicable prospectus supplement, or to reflect the occurrence of unanticipated events.

                                 GATX FINANCIAL

     We are a wholly-owned subsidiary of GATX Corporation ("GATX") headquartered in Chicago, Illinois. In August 2001, GATX completed a realignment of the legal structure of its subsidiary companies, merging GATX Rail Corporation into GATX Capital Corporation and renaming the surviving entity "GATX Financial Corporation." We provide our services and products through two operating segments: GATX Capital and GATX Rail. Through these businesses, we combine asset knowledge and services, structuring expertise, partnering and risk capital to serve customers and partners worldwide. We specialize in railcar and locomotive leasing, aircraft leasing, information technology leasing, venture leasing and finance, and the leasing and portfolio management of other large ticket assets.

GATX CAPITAL

     GATX Capital is headquartered in San Francisco, California and provides financing for equipment and other capital assets on a worldwide basis. These financings, which are held within GATX Capital's own portfolio and through partnerships with co-investors, are structured as leases and secured loans, and frequently include interests in an asset's residual value and warrants of non-public companies. GATX Capital also generates fee-based income through transaction structuring and portfolio management services. Fees are earned at the time a transaction is completed, an asset is remarketed, and/or on an ongoing basis in the case of portfolio management activities.

     GATX Capital consists of the following four business units:

     - Air, which primarily leases newer, narrow-body aircraft used by commercial airlines throughout the world;

     - Technology, which provides lease financing and asset management services related to information technology equipment, primarily to Fortune 1000 companies, including companies within the professional services, healthcare, industrial and food industries;

     - Venture Finance, which provides secured loan and lease financing to early-stage, venture-backed companies; and

     - Specialty Finance, which acts as an investor, arranger and manager of financing services involving a variety of asset types and industries. Specialty Finance also manages $1.1 billion of assets for third-party clients.

     GATX Capital primarily competes with captive leasing companies, leasing subsidiaries of commercial banks, independent leasing companies, lease brokers, investment bankers and financing arms of equipment manufacturers. In addition to its San Francisco home office, GATX Capital has 5 domestic and 7 foreign offices.

GATX RAIL

     GATX Rail ("Rail") is headquartered in Chicago, Illinois and is principally engaged in leasing rail equipment, including tank cars, freight cars and locomotives. Rail provides both full service leases and net leases. Under a net lease, the lessee is responsible for maintenance, insurance and taxes. Under its full service leases, Rail maintains and services its railcars, pays ad valorem taxes, and provides many ancillary services.

     Rail owns 100% of Dyrekcja Eksploatacji Cystern ("DEC") and also has an interest in two other European railcar fleets through its investments in affiliated companies. Rail owns a 49.5% interest in KVG Kesselwagen Vermietgesellschaft mbH, a German- and Austrian-based tank car leasing company, and a 37.5% interest in AAE Cargo, a freight car lessor headquartered in Switzerland.

     Rail typically leases new tank cars and specialty freight cars to its customers for terms of approximately four years. Renewals, or extensions of existing leases, are typically for periods ranging from less than a year to seven years with an average lease term of three years. In North America, Rail purchases most of its new railcars from a limited number of manufacturers, including Trinity Industries, Inc. and American Railcar Industries. Rail operates a network of major service centers in North America and Europe. Rail supplements these major service centers with smaller service centers and a fleet of service trucks. Additionally, Rail utilizes independent third-party repair facilities.

     The North American full-service tank car and freight car leasing industry is comprised of Rail, Union Tank Car Company, General Electric Railcar Services Corporation, and various financial institutions. Principal competitive factors include price, service and availability.

                                  RISK FACTORS

     If the applicable prospectus supplement has a section called "Risk Factors," you should carefully consider the specific risks set forth in that section before making an investment decision. The risks and uncertainties described in the applicable prospectus supplement are not the only ones facing GATX Financial. Additional risks and uncertainties not currently known to us or that we currently think are immaterial may also impact our business operations.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement and pricing supplement, if any, we will use the net proceeds from the sale of the debt securities offered by this prospectus for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less share of affiliates' earnings, net of distributions received (excluding discontinued operations).

                                                            YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------
                                                   2001     2000     1999     1998     1997
                                                   -----    -----    -----    -----    -----
Ratio of earnings to fixed charges...............  1.07x    1.13x    1.93x    2.04x    2.04x

                         DESCRIPTION OF DEBT SECURITIES

     We describe in this section the general terms that will apply to any debt securities that we may offer in the future, to which a future prospectus supplement and pricing supplement, if any, may relate. At the time that we offer debt securities, we will describe in the prospectus supplement and pricing supplement, if any, that relates to that offering (i) the specific terms of the debt securities and (ii) the extent to which the general terms described in this section apply to those debt securities.

     We expect to issue debt securities consisting of senior securities and subordinated securities. The senior securities are to be issued under an Indenture dated as of July 31, 1989, as supplemented and amended by a Supplemental Indenture dated as of December 18, 1991, by a Second Supplemental Indenture dated as of January 2, 1996 and by a Third Supplemental Indenture dated as of October 14, 1997, between GATX Financial and JPMorgan Chase Bank, as trustee. This indenture is included as an exhibit to the registration statement of which this prospectus forms a part. The subordinated securities are to be issued under a separate indenture. A form of the indenture for the subordinated securities is included as an exhibit to the registration statement to which this prospectus forms a part. The trustee for the indenture for the subordinated securities will be identified in the relevant prospectus supplement. In the discussion that follows, we summarize particular provisions of the indentures. Our discussion of indenture provisions is not complete. You should read the indentures for a more complete understanding of the provisions we describe.

     The aggregate principal amount of debt securities that GATX Capital may issue under each of the indentures is unlimited.

GENERAL

     Debt securities offered by this prospectus will be limited to an aggregate initial public offering price of $1,015,000,000 or the equivalent amount in one or more foreign currencies or composite currencies. The indentures provide that debt securities in an unlimited amount may be issued thereunder from time to time in one or more series. The senior securities will rank equally and ratably with other senior indebtedness of GATX Financial. The subordinated securities will be subordinated and junior in right of payment to certain indebtedness of GATX Financial to the extent set forth in the applicable prospectus supplement.

     Each prospectus supplement and pricing supplement, if any, relating to a particular offering of debt securities will describe the specific terms of debt securities. Those specific terms will include the following:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - whether any of the debt securities are to be issuable initially in temporary global form and whether any of the debt securities are to be issuable in permanent global form;

     - the date or dates on which the debt securities will mature;

     - the rate or rates at which the debt securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, and the date or dates from which any such interest will accrue;

     - the payment dates on which interest, if any, on the debt securities will be payable, and the extent to which, or the manner in which, any interest payable on a temporary global debt security on an interest payment date will be paid;

     - any mandatory or optional sinking fund or analogous provisions;

     - each office or agency where, subject to the terms of the indenture, the principal of and any premium and interest on the debt securities will be payable and each office or agency where, subject to the terms of the indenture, the debt securities may be presented for registration of transfer or exchange;

     - the date, if any, after which and the price or prices at which the debt securities may be redeemed, in whole or in part at the option of GATX Financial or the holder of debt securities, or according to mandatory redemption provisions, and the other detailed terms and provisions of any such optional or mandatory redemption provisions;

     - the denominations in which any debt securities will be issuable, if other than denominations of $100,000;

     - any index used to determine the amount of payments of principal of and any premium and interest on the debt securities;

     - the portion of the principal amount of the debt securities, if other than the principal amount, payable upon acceleration of maturity;

     - the person who shall be the security registrar for the debt securities, if other than the trustee, the person who shall be the initial paying agent and the person who shall be the depositary;

     - the terms of subordination applicable to any series of subordinated securities; and

     - any other terms of the debt securities not inconsistent with the provisions of the indentures.

Any such prospectus supplement and pricing supplement, if any, will also describe any special provisions for the payment of additional amounts with respect to the debt securities of such series.

     Except where we describe in the applicable prospectus supplement and pricing supplement, if any, the indentures do not contain any covenants specifically designed to protect holders of the debt securities against a reduction in the creditworthiness of GATX Financial in the event of a highly leveraged transaction or to prohibit other transactions which may adversely affect holders of the debt securities.

     We may issue debt securities as original issue discount securities to be sold at a substantial discount below their stated principal amounts. We will describe in the relevant prospectus supplement and pricing supplement, if any, any special United States federal income tax considerations that may apply to debt securities issued at such an original issue discount. Special United States tax considerations applicable to any debt securities that are denominated in a currency other than United States dollars or that use an index to determine the amount of payments of principal of and any premium and interest on the debt securities will also be set forth in a prospectus supplement and pricing supplement, if any.

GLOBAL SECURITIES

     According to the indentures, so long as the depositary's nominee is the registered owner of a global security, that nominee will be considered the sole owner of the debt securities represented by the global security for all purposes. Except as provided in the relevant prospectus supplement and pricing supplement, if any, owners of beneficial interests in a global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders of the debt securities under the indentures. Principal of, premium, if any, and interest on a global security will be payable in the manner described in the relevant prospectus supplement and pricing supplement, if any.

SUBORDINATION

     We may issue subordinated securities from time to time in one or more series under the subordinated indenture. Our subordinated securities will be subordinated and junior in right of payment to certain other indebtedness of GATX Financial to the extent set forth in the applicable prospectus supplement and pricing supplement, if any.

CERTAIN COVENANTS OF GATX FINANCIAL WITH RESPECT TO SENIOR SECURITIES

     In this section we describe the principal covenants that will apply to the senior securities unless otherwise indicated in the applicable prospectus supplement and pricing supplement, if any.

     Limitation on Liens. The senior securities are not secured by mortgage, pledge or other lien. We have covenanted that neither we nor any Restricted Subsidiary (which the indenture relating to the senior securities defines as any subsidiary which is a consolidated subsidiary, in accordance with generally accepted accounting principles, in the consolidated financial statements of GATX Financial) will subject any of our property, tangible or intangible, real or personal, to any lien unless the senior securities are secured equally and ratably with other indebtedness thereby secured. The exceptions from this covenant include any liens existing on the date of the indenture relating to the senior securities, as well as certain other liens, and the extension, renewal or replacement of those liens including without limitation:

          (a) Liens on any property provided that the creditor has no recourse against GATX Financial or any Restricted Subsidiary except recourse to such property or proceeds of any sale or lease of such property;

          (b) Liens on property existing at the time of acquisition (including acquisition through merger or consolidation) or given in connection with financing the purchase price or cost of construction or improvement of property;

          (c) Other liens not permitted by clauses (a) and (b) on property, provided no such lien shall be incurred pursuant to clause (c) if the aggregate amount of indebtedness secured by liens incurred pursuant to clauses (b) and (c), including the lien proposed to be incurred, would exceed 30% of Net Tangible Assets (which the indenture relating to the senior securities defines as the total assets of GATX Financial less (x) current liabilities and (y) intangible assets);

          (d) Liens securing certain intercompany indebtedness;

          (e) A banker's lien or right of offset;

          (f) Liens arising under the Employee Retirement Income Security Act of 1974, as amended, to secure any contingent liability of GATX Financial;

          (g) Liens on sublease interests held by GATX Financial if those liens are in favor of the person granting the lease to GATX Financial;

          (h) Various specified governmental liens and deposits;

          (i) Various other liens not incurred in connection with the borrowing of money (including purchase money indebtedness) or the obtaining of advances or credit; and

          (j) Liens incurred in connection with securing performance of letters of credit, bids, tenders, appeal and performance bonds not incurred in connection with the borrowing of money or obtaining of advances or payment of the deferred purchase price of property.

     Limitation on Dividends. In addition, we have covenanted that neither we nor any Restricted Subsidiary will pay any dividends upon any of our stock of any class or make any distribution of cash or property among our stockholders by reduction of capital or otherwise (other than in stock of GATX Financial) or purchase or redeem any stock of any class of GATX Financial unless the aggregate amounts of all such payments and distributions after December 31, 1988 will not exceed the sum of (i) the total of the accumulated consolidated net income of GATX Financial and its Restricted Subsidiaries during the period after December 31, 1988, to the close of a calendar month ended within 60 days next preceding the date of such payment, (ii) any net consideration received from the sale of stock of any class of GATX Financial after December 31, 1988, (iii) the aggregate principal amount of any indebtedness of GATX Financial which shall have been converted into the stock of any class of GATX Financial and (iv) $25,000,000. This restriction does not apply to:

     - The payment of dividends on preferred stock or any payment to purchase shares of preferred stock subject to a mandatory sinking fund, provided that such payments are included in the foregoing calculations,

     - The redemption or retirement of any shares of our capital stock by exchange for, or out of the proceeds of a substantially concurrent sale of, other shares of capital stock,

     - The purchase of any shares of our capital stock pursuant to or in connection with any retirement, bonus, profit sharing, thrift, savings, stock option or compensation plan for our officers or employees, or

     - The conversion of shares of any class of our stock into shares of any other class of our stock.

MERGER AND CONSOLIDATION

     Each indenture provides that we may consolidate or merge with or into any other corporation and we may sell, lease or convey all or substantially all of our assets to any corporation, organized and existing under the laws of the United States of America or any U.S. state, provided that the corporation (if other than GATX Financial) formed by or resulting from any such consolidation or merger or which shall have received such assets shall assume payment of the principal of (and premium, if any), any interest on and any additional amounts payable with respect to the debt securities and the performance and observance of all of the covenants and conditions of such indenture to be performed or observed by GATX Financial.

MODIFICATION AND WAIVER

     The indentures provide that we and the trustee may modify and amend the indentures with the consent of the holders of not less than 66 2/3% in principal amount of the outstanding debt securities of each series affected by the modification or amendment, provided that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected by the modification or amendment:

     - Change the stated maturity of the principal of, or any installment of interest on or any additional amounts payable with respect to, any debt security or change the redemption price;

     - Reduce the principal amount of, or interest on, any debt security or reduce the amount of principal which could be declared due and payable prior to the stated maturity;

     - Change the place or currency of any payment of principal or interest on any debt security;

     - Impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

     - Reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required to modify or amend each indenture; or

     - Modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive any past default to less than a majority.

Except with respect to certain fundamental provisions, the holders of at least a majority in principal amount of outstanding debt securities of any series may, with respect to such series, waive past defaults under each indenture.

EVENTS OF DEFAULT, WAIVER AND NOTICE

     An event of default with respect to any debt security of any series is defined in each indenture as being:

     - Default for 30 days in payment of any interest on or any additional amounts payable in respect of any debt security of that series;

     - Default in payment of principal (and premium, if any) on the debt securities of that series when due either at maturity, upon optional or mandatory redemption, as a sinking fund installment, by declaration or otherwise;

     - Default in the performance or breach of any other covenant or agreement of GATX Financial in respect of the debt securities of such series in each indenture which shall not have been remedied for a period of 90 days after notice;

     - Certain events of bankruptcy, insolvency and reorganization of GATX Financial; and

     - any other event of default established for the debt securities of such series set forth in the applicable prospectus supplement and pricing supplement, if any.

Each indenture provides that the trustee may withhold notice to the holders of the debt securities of any default with respect to any series of debt securities (except in payment of principal of, or interest on, the debt securities) if the trustee considers it in the interest of the holders of the debt securities of such series to do so.

     Each indenture provides also that:

     - If an event of default due to the default in payment of principal of, or interest on, any series of debt securities, or because of our default in the performance or breach of any other covenant or agreement applicable to the debt securities of such series but not applicable to all outstanding debt securities, shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of such series then may declare the principal of all debt securities of such series, or such lesser amount as may be provided for in the debt securities of that series, and interest accrued thereon, to be due and payable immediately; and

     - If the event of default resulting from default in the performance of any other of the covenants or agreements in each indenture applicable to all outstanding debt securities under such indenture or certain events of bankruptcy, insolvency and reorganization of GATX Financial shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of all outstanding debt securities (treated as one class) may declare the principal of all debt securities, or such lesser amount as may be provided for in such securities, and interest accrued thereon, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, or premium or interest on, the debt securities) by the holders of a majority in principal amount of the outstanding debt securities of such series (or of all series, as the case may be).

     The holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to debt securities of such series provided that such direction shall not be in conflict with any rule of law or the applicable indenture and shall not be unduly prejudicial to the holders not taking part in such direction. GATX Financial is required to furnish to the trustee under each indenture annually a statement as to performance or fulfillment of its obligations under the applicable indenture and as to any default in such performance or fulfillment.

CONCERNING THE TRUSTEE

     JP Morgan Chase Bank is the trustee under the senior securities indenture, as well as certain equipment trust agreements with an affiliate of GATX Financial. JP Morgan Chase Bank has, and certain of its affiliates may from time to time have, substantial banking relationships with GATX Financial and certain of its affiliates, including GATX.

     The trustee under the indenture relating to the senior securities and the trustee under the indenture relating to the subordinated securities may from time to time make loans to GATX Financial and perform other services for GATX Financial in the normal course of business. Under the provisions of the Trust Indenture Act of 1939, as amended, upon the occurrence of a default under an indenture, if a trustee has a conflicting interest (as defined in the Trust Indenture Act), the trustee must, within 90 days, either eliminate such conflicting interest or resign. Under the provisions of the Trust Indenture Act, an indenture trustee shall be deemed to have a conflicting interest, among other things, if the trustee is a creditor of the obligor. If the trustee fails either to eliminate the conflicting interest or to resign within 10 days after the expiration of such 90-day period, the trustee is required to notify security holders to this effect and any security holder who has been a bona fide holder for at least six months may petition a court to remove the trustee and to appoint a successor trustee.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities to one or more underwriters or dealers for public offering and sale by them and to investors directly or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement and pricing supplement, if any, will describe the method of distribution of the debt securities offered by that prospectus supplement and pricing supplement, if any.

     If we sell the debt securities through agents, unless otherwise indicated in the related prospectus supplement, each agent will be acting on a reasonable best efforts basis for the period of its appointment. If we sell the debt securities to underwriters, unless otherwise indicated in the related prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to customary conditions and the underwriters will be obligated to purchase all the debt securities of the series offered if any of the debt securities of that series are purchased.

     In connection with the sale of the debt securities, underwriters, dealers or agents may receive compensation from GATX Financial or from purchasers of the debt securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents that participate in the distribution of the debt securities may be deemed to be underwriters under the Securities Act of 1933 and any discounts or commissions received by them and any profit on the resale of the debt securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from GATX Financial will be described in the prospectus supplement and pricing supplement, if any. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Under agreements that may be entered into with GATX Financial, underwriters, dealers and agents may be entitled to indemnification by GATX Financial against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

     Some of the underwriters, dealers or agents and their respective affiliates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

                                 LEGAL OPINIONS

     Unless otherwise stated in a prospectus supplement, Ronald J. Ciancio, Vice President and General Counsel of GATX, will pass on the validity of the debt securities offered by this prospectus.

                                    EXPERTS

     The consolidated financial statements of GATX Financial Corporation appearing in GATX Financial Corporation's Annual Report (Form 10-K) for the year ended December 31, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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                     $

                           GATX FINANCIAL CORPORATION

                                % SENIOR NOTES DUE 20

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                               , 2002

                                  ------------

                              SALOMON SMITH BARNEY
                            DEUTSCHE BANK SECURITIES
                     CREDIT LYONNAIS SECURITIES (USA) INC.
                           U.S. BANCORP PIPER JAFFRAY

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